February 12, 2009

VIA EDGAR TRANSMISSION

U. S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:      New Century Portfolios
SEC File No.  811-5646

Ladies and Gentlemen:

I am the officer designated by New Century Portfolios (the “Trust”) to make the necessary filings as required by paragraph (g) of Rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”).  Pursuant to the requirements of Rule 17g-1 under the 1940 Act, attached for filing please find the following materials:

1.         A copy of the Financial Institution Investment Company Asset Protection Bond No. 81906652 coverage with Federal Insurance Company (the “Fidelity Bond”) in the amount of $900,000, naming the Trust as the insured; and

2.         A certificate of the Secretary attesting to the accuracy of the resolutions approved by the Board of Trustees of the Trust, including a majority of the Board of Trustees who are not “interested persons” of the Trust (as that term is defined in the 1940 Act), approving the form and the amount of the Fidelity Bond.

The total premium for the Fidelity Bond for the coverage was $2,500; such premium was paid for the entire coverage period beginning at 12:01 a.m. on January 31, 2009 and ending at 12:01 a.m. on January 31, 2010.

Should you have any questions, or desire additional information, do not hesitate to contact me directly at (781) 235-7055.

Sincerely,

/s/  Nicole M. Tremblay
Nicole M. Tremblay, Esq.
Chief Compliance Officer & Secretary

NEW CENTURY PORTFOLIOS – CAPITAL • BALANCED • OPPORTUNISTIC • INTERNATIONAL • ALTERNATIVE STRATEGIES • MONEY MARKET
40 WILLIAM SREET,  SUITE 100,  WELLESLEY,  MA 02481       781-235-7055       888-639-0102       FAX 781-235-1905